                                  EXHIBIT 99.3


                              FOR IMMEDIATE RELEASE

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
For:   Evans Bancorp, Inc.:                 Contact: Mark DeBacker, Senior Vice President/CFO
       14-16 North Main Street              Phone:    (716) 549-1000
       Angola, New York  14006              Fax:      (716) 549-0720




     EVANS BANCORP ANNOUNCES 22.1 PERCENT INCREASE IN FIRST QUARTER 2003 NET
          INCOME AND STRATEGIC ALLIANCE WITH MELLON FINANCIAL SERVICES

Angola, N.Y.-April 21, 2003-Evans Bancorp, Inc. (Nasdaq: EVBN) the holding company for Evans National Bank, a commercial bank with eight branches in Western New York, and approximately $331.6 million in assets, today reported strong growth in revenue and income for the quarter ended March 31, 2003.

FIRST QUARTER 2003 PERFORMANCE HIGHLIGHTS:
-    NET INCOME GREW BY 22.1% OR $194 THOUSAND OVER FIRST QUARTER 2002
-    GROSS LOANS INCREASED DURING THE FIRST QUARTER BY 6.0 PERCENT
-    TOTAL DEPOSIT GROWTH FOR FIRST QUARTER 2003 OF 15.2 PERCENT
-    NEW STRATEGIC ALLIANCE WITH MELLON FINANCIAL SERVICES
-    GROWTH OF 57.9% IN NON-INTEREST INCOME

Net income was $1.1 million or $0.46 per share for the quarter ended March 31, 2003 as compared to $0.9 million or $0.38 per share for the quarter ended March 31, 2002. All per share amounts reflect the special 5 percent stock dividend paid on January 29, 2003.

James Tilley, President and Chief Executive Officer, said, "We are off to a strong start in 2003, which is a result of the many strategic initiatives which we have in place. The success of our growth strategy is evident in the deposit and earnings increase the first quarter of 2003. These positive results reflect our ability to perform effectively as we continue to expand into the highly competitive banking environment in Erie County, New York. I believe that the results justify our next planned strategic move to open a new branch in the growing community of Lancaster, New York, in late 2003."

The Bank's net interest margin, a measure of net interest income relative to average assets, for the quarter ended March 31, 2003 was 3.89% as compared to 4.49% for the quarter ended March 31, 2002. The decrease is attributable primarily to two factors: increased competition from both a loan and deposit pricing perspective and a decrease in the potential to adjust deposit rates significantly lower as a result of the historically low interest rate environment.

M&W Agency Inc. contributed approximately $180 thousand to net income for the quarter ended March 31, 2003 as compared to $158 thousand for the quarter ended March 31, 2002. M&W Agency has accounted for a significant portion of the Company's increase in non-interest income and non-interest expense since its purchase in September 2000.

Tilley noted, "As we implemented our current growth strategy, we decided that we would pursue sources of revenue beyond our bank's net interest margin to drive further growth, which led us to further diversify our business. This strategy has been successful as evidenced primarily by the growth in M&W Agency insurance agency operations and our focus on other sources of fee income initiated in late 2002 and early 2003. Now, I am proud to announce another important addition to our program of financial services. Effective immediately, Evans National Bank will offer trust and private wealth services as the exclusive Bank provider of Mellon Financial Services in Western New York."

Despite continued lower interest rates, net interest income increased $69 thousand, or 2.6%, for the quarter ended March 31, 2003 as compared to the same time period in 2002. Total gross loans have grown to $160.2 million at March 31, 2003, reflecting a 6.0% or $9.0 million increase for the quarter. Total net loans (loans after provision for loan losses) have grown to $157.9 million at March 31, 2003, reflecting a 6.0% or $8.9 million increase for the quarter. During the quarter, the Bank has continued to shift its loan portfolio composition toward higher-yielding commercial loans, especially those secured by real estate. Commercial loans total $113.3 million at March 31, 2003, reflecting a 7.4% or $7.8 million increase for the quarter. Consumer loans total $46.5 million at March 31, 2003, reflecting a 2.7% or $1.2 million increase for the quarter. Given the current low interest rate environment, the Bank continues to sell certain fixed rate residential loans originated under a certain interest rate level, while maintaining the servicing rights to such loans. During the first quarter 2003, the Bank sold loans to FNMA totaling $2.9 million as compared to $2.8 million during the first quarter 2002. At March 31, 2003, the Bank had a loan servicing portfolio principal balance of $25.3 million upon which it earns a servicing fee. This loan servicing portfolio balance compares to $24.0 million at December 31, 2002.

Loan quality has remained stable with no additional actual loan losses incurred during the first quarter of 2003. Non-performing loans, defined as loans greater than 90 days past due, totaled 0.14% of total loans outstanding at March 31, 2003 as compared to 0.79% at December 31, 2002. The allowance for loan losses totaled $2.3 million or 1.41% of gross loans outstanding at March 31, 2003 as compared to $2.1 million or 1.42% of gross loans outstanding at December 31, 2002.

Total deposits increased to $276.0 million at March 31, 2003 reflecting a 15.2% or $36.5 million increase for the quarter. Demand deposits increased to $46.9 million at March 31, 2003, reflecting a 4.9% or $2.2 million increase for the quarter. Regular savings deposits increased to $119.7 million at March 31, 2003, reflecting a 26.1% or $24.8 million increase for the quarter, primarily due to the Bank's success in attracting municipal deposits with a revamped money market product called Muni-Vest. Muni-Vest is a product which pays higher money-market equivalent rates of return to municipalities and school districts in markets where the Bank operates. Typically, in the first quarter of each year, the Bank experiences an influx of tax deposits from municipalities which can be expected to decrease as they pay expenses as the year progresses. Core deposits (all deposits excluding time deposits greater than $100,000) increased to $243.5 million, reflecting a 15.3% or $32.4 million increase for the quarter.

Non-interest income increased 57.9% to $2.1 million for the first quarter 2003 as compared to $1.4 million for the first quarter 2002. As a percentage of total revenue, non-interest income increased from 25.6% for the first quarter 2002 to 35.9% for the first quarter 2003. M&W Agency insurance commissions represented the largest portion increase with $250 thousand growth in the first quarter 2003 over the first quarter 2002. The Bank also realized $249 thousand in gains on sales of securities during the first quarter 2003 as compared to $10 thousand in the first quarter 2002. Service charges increased to $450 thousand in the first quarter 2003, a 64.5% or $176 thousand increase over the first quarter 2002, due to a concentrated effort on increasing fee income in late 2002 and early 2003 and the roll out of the Bank's Safeguard Overdraft Service in early 2003. Other increases included merchant fee income and income on the increase in cash surrender value related to the $6.2 million of additional life insurance on officers and directors purchased during the first quarter 2003.

Non interest expense increased by $0.7 million to $3.3 million for the first quarter 2003 as compared to $2.6 million for the first quarter 2002. The primary increase is salaries of $0.3 million which is a result of the Bank's and M&W Agency's growth over the past year, as well as normal salary adjustments. Occupancy costs have risen $0.1 million due to the increased cost of utilities and new Amherst branch and M&W Agency locations. Professional services have increased $0.1 million primarily as a result of fees connected with a consulting engagement to increase fee income. Other expenses have increased $0.1 million due to a number of items including costs associated with the Bank's conversion to a new item processing data center environment, which have resulted in increased capacity, capability and opportunity for future efficiencies.

Based on the first quarter earnings results, management of Evans Bancorp, Inc has revised its net income per share estimate for the 2003 year to be in the range of $1.62-$1.72 per share.

Attached are Unaudited Statements of Income and Balance Sheets for Evans Bancorp, Inc.

A conference call will be held with Company management at 11:00 a.m. (ET) on Thursday, April 24, 2003 to discuss performance results for the first quarter of 2003 at 1-800-335-9329 (request Evans Bancorp Conference Call). An audio recording will be available one hour after the call through May 1, 2003 and may be accessed at 1-800-642-1687, passcode 9850705. The call will also be simultaneously broadcast live over the Internet at the following link: http://www.firstcallevents.com/service/ajwz380043880gf12.html and will be archived for 90 days. There is no charge to attend either event.

Evans Bancorp, Inc. is the holding company for Evans National Bank, a commercial bank with eight branches located in Western New York, which had approximately $331.6 million in assets and approximately $276.0 million in deposits at March 31, 2003. Evans National Bank also owns M&W Agency, Inc., a retail property and casualty insurance agency with ten offices in Western New York, and ENB Associates, Inc. which provides non-deposit investment products. Evans Bancorp, Inc. common stock is listed on the Nasdaq National Market under the symbol EVBN.

This press release includes "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future business, revenues and earnings. These statements are not historical facts or guarantees of future performance events or results. There are risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements. Information on factors that could affect the Company's business and results is discussed in the Company's periodic reports filed with the Securities and Exchange Commission. Forward looking statements speak only as of the date they are made. The Company undertakes no obligation to publicly update or revise forward looking information, whether as a result of new, updated information, future events or otherwise.

EVANS BANCORP, INC.
STATEMENTS OF INCOME
UNAUDITED
($000S) EXCEPT PER SHARE DATA

                                                                QUARTER ENDED MARCH 31,
                                                                 2003             2002
                                                                 ----             ----
INTEREST INCOME:
  Loans                                                          2,640            2,750
  Federal funds sold & interest on deposits in other banks          48               28
  Securities:
    Taxable                                                        572              705
    Non-taxable                                                    561              461
                                                                ------           ------
Total interest income                                            3,821            3,944

INTEREST EXPENSE:
  Interest on deposits                                           1,013            1,178
  Interest on borrowings                                           122              149
                                                                ------           ------
Total interest expense                                           1,135            1,327

NET INTEREST INCOME                                              2,686            2,617

Provision for loan losses                                          120              105
                                                                ------           ------

Net Interest Income after provision for
  for loan losses                                                2,566            2,512

NON-INTEREST INCOME
  Service charges                                                  450              273
  Insurance service and fees                                     1,041              792
  Commission fees                                                   40               35
  Net gain on sales of securities                                  249               10
  Premium on loans sold                                             19               13
  Other                                                            339              231
                                                                ------           ------
Total non-interest income                                        2,138            1,354

NON-INTEREST EXPENSE:
  Salaries and employees benefits                                1,686            1,345
  Occupancy                                                        404              320
  Supplies                                                          84               50
  Repairs and maintenance                                          119              107
  Advertising and public relations                                  76               50
  Professional services                                            267              159
  FDIC assessment                                                    9                9
  Other insurance                                                   68               62
  Other                                                            597              511
                                                                ------           ------
Total non-interest expense                                       3,310            2,613

Income before taxes                                              1,394            1,253

Income Taxes                                                       320              374
                                                                ------           ------
NET INCOME                                                      $1,074           $  879
                                                                ======           ======

Net income per common share-basic*                              $ 0.46           $ 0.38
                                                                ======           ======

* All per share data reflects the 1 for 20 stock dividend paid in January 2003

EVANS BANCORP, INC.
BALANCE SHEETS
UNAUDITED
($000S)

                                                        MARCH 31,     DECEMBER 31,
                                                          2003            2002
                                                       ---------       ---------
ASSETS
  Cash and due from banks                             $  10,859       $  11,309
  Federal funds sold                                      2,550           8,450
                                                      ---------       ---------
   Total cash and cash equivalents                       13,409          19,759
  Interest bearing accounts on other banks                  877             877
  Securities:
    Available-for-sale, at fair value                   136,409         103,031
    Held-to-maturity, at amortized cost                   3,331           3,641
Loans, net of allowance for loan losses of $2,266
  in 2003 and $2,146 in 2002                            157,909         148,998
Properties and equipment, net                             5,426           5,349
Goodwill                                                  2,945           2,945
Intangible assets                                           922             787
Bank owned life insurance                                 6,937             663
Other assets                                              3,485           2,661
                                                      ---------       ---------
TOTAL ASSETS                                          $ 331,650       $ 288,711
                                                      =========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Deposits:
     Demand                                           $  46,863       $  44,665
     NOW and money market accounts                        9,666          10,535
     Regular savings                                    119,690          94,908
     Time deposits, $100,000 or over                     32,512          28,441
     Other time accounts                                 67,239          60,958
                                                      ---------       ---------
                                                        275,970         239,507

Other borrowed funds                                     14,957           8,111
Securities sold under agreement to repurchase             4,964           6,543
Other liabilities                                         4,749           3,688
                                                      ---------       ---------

TOTAL LIABILITIES                                       300,640         257,849

STOCKHOLDERS' EQUITY
  Common stock, $0.50 par value; 10,000,000
    shares authorized; 2,334,444 shares issued            1,167           1,167
  Capital surplus                                        16,579          16,579
  Retained earnings                                      11,495          11,180
  Accumulated other comprehensive income                  1,775           1,942
  Less: Treasury stock, at cost                              (6)             (6)
                                                      ---------       ---------

TOTAL STOCKHOLDERS' EQUITY                               31,010          30,862
                                                      ---------       ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $ 331,650       $ 288,711
                                                      =========       =========
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